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08030453

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 652 82

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Suite 210
(No. and Street)

Spokane (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT OPPERUD (509) 747-2158
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHOEDEL & SCHOEDEL, CPAs PLLC
(Name – *if individual, state last, first, middle name*)

422 West Riverside, Suite 1420 (Address) Spokane (City) WA (State) 99201 (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 28 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Investment Advisors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HALEY J HAAS COMMISSION EXPIRES NOTARY PUBLIC MAY 28, 2010 STATE OF WASHINGTON

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC.

(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH AUDITOR'S REPORT

December 31, 2007

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Kevin King, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

We have audited the accompanying balance sheet of Northwest Investment Advisors, Inc. (a Washington Corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel

February 11, 2008

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

BALANCE SHEET
As of December 31,2007

ASSETS

CURRENT ASSETS:		
Cash in bank	$	34,096
Central registration depository account		305
Commissions receivable		3,855
Deposit with clearing agent		15,018
Total current assets		53,274
PROPERTY AND EQUIPMENT, net		5,598
	$	58,872

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	27,981
STOCKHOLDER'S EQUITY:		
Common stock, no par value: 100,000 shares authorized; 50,000 shares issued and outstanding; and 50,000 shares subscribed		44,000
Additional paid in capital		7,000
Retained deficit		(20,109)
Total stockholder's equity		30,891
	$	58,872

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENT OF INCOME
For the year ended December 31, 2007

REVENUES:		
Commissions	$	248,366
Insurance agency revenue		4,593
Interest earned		666
Money market rebate		378
NASD equity payout		35,000
Total revenues		289,003
EXPENSES:		
Advertising		4,516
Bank and investment charges		8,035
Client appreciation		460
Continuing education		714
Depreciation		3,060
Donations		1,243
Dues and subscriptions		1,083
Insurance		3,708
Interest		1,402
Legal and accounting fees		16,852
Licenses and fees		3,848
Miscellaneous		92
Office and administration		7,938
Repairs and maintenance		312
Rent		20,386
Salaries and wages		156,118
Taxes		17,057
Travel		921
Utilities		12,702
Total expenses		260,447
NET INCOME	$	28,556

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2007

	Common Stock		Additional Paid in Captial	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance as of January 1, 2007	100,000	$ 41,000	$ -	$ (4,165)	$ 36,835
Net income	-	-	-	28,556	28,556
Redemptions	(50,000)	(20,500)	-	(10,000)	(30,500)
Stock authorizations	50,000	23,500	7,000	-	30,500
Distributions	-	-	-	(34,500)	(34,500)
Balance as of December 31, 2007	100,000	$ 44,000	$ 7,000	$ (20,109)	$ 30,891

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

CASH FLOWS PROVIDED BY OPERATIONS:		
Net income	$	28,556
Adjustments needed to reconcile net income to net cash flows provided by operating activities:		
Depreciation		3,060
Increase in central registration depository account		(205)
Decrease in accounts receivables		19,661
Increase in deposit with clearing agent		(18)
Decrease in accounts payables and accrued expenses		(405)
Net cash flows provided by operating activities		50,649
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Redemption of common stock		(30,500)
Subscription of common stock		30,500
Distributions to shareholders		(34,500)
Net cash flows used by financing activities		(34,500)
NET INCREASE IN CASH		16,149
CASH BALANCE - January 1, 2007		17,947
CASH BALANCE - December 31, 2007	$	34,096

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid in 2007	$	1,402

Non-cash investing and financing activities:

During the year ended December 31, 2007, fully depreciated equipment and software with an original cost basis of $8,635 was scrapped.

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS:

Organization and Nature of Operations – Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000, in Spokane, Washington. On October 1, 2002, NWIA registered with the Securities and Exchange Commission (SEC). NWIA is a member of the Financial Industry Regulatory Authority (FINRA) that was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. Northwest Investment Advisors, Inc. is engaged as a securities broker/dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Method - NWIA prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Federal Income Taxes – NWIA, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of corporate income taxes, the shareholders of an S Corporation are taxed personally on their proportionate share of the company's taxable income. Accordingly, no provisions for income taxes have been recorded in these financial statements for the tax effects of transactions reported in these financial statements.

Cash Equivalents - For purposes of the statement of cash flows, NWIA considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. NWIA's policy is to recognize the costs of compensated absences when actually paid.

NOTE 3 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

NWIA maintains a central registration depository (CRD) account which is used to settle fees charged to NWIA by FINRA. NWIA is required to maintain a positive balance in this account.

NOTE 4 – PROPERTY AND EQUIPMENT:

As of December 31, 2007, property and equipment, the related accumulated depreciation and the depreciation lives and methods are summarized as follows:

Description	Life	
Office equipment and furniture	5-7 years	$ 23,378
Software	5 years	8,302
Less: Accumulated depreciation		(26,082)
		$ 5,598

NOTE 5 – STOCK REDEMPTION:

Effective January 1, 2007, the stockholder interest of Mike Wren was redeemed.

NOTE 6 – STOCK SUBSCRIPTIONS:

Effective April 1, 2007, Craig Landron and Sean Grubb each subscribed for 25,000 common shares of stock in NWIA.

NOTE 7 – LEASES:

NWIA leases office space through November 30, 2012 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by one of the stockholders. The monthly rental rate adjusted annually based on the Consumer Price Index. As of December 31, 2007, monthly rental payments were $1,717. For the year ended December 31, 2007, rent totaled $20,386.

Future minimum payments under the lease agreement are as follows:

Years ending Dec. 31	Total
2008	$ 20,606
2009	$ 20,606
2010	$ 20,606
2011	$ 20,606
2012	$ 18,889

NOTE 8 – NET CAPITAL REQUIREMENTS:

NWIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the company must maintain a minimum net capital, as defined by statute, of $5,000 and cannot have a percentage of aggregate indebtedness to net capital, as defined by statute, in excess of 1500 % (15 to 1). The rule further provides that equity capital may not be withdrawn or cash dividends paid if the resulting percentage of aggregate indebtedness to net capital would exceed 1000% (10 to 1). As of December 31, 2007, NWIA had net capital of $24,688 and aggregate indebtedness of $27,981. NWIA's percentage of aggregate indebtedness to net capital was 113.34%.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Northwest Investment Advisors, Inc. as of and for the year ended December 31, 2007 and have issued our report thereon dated February 11, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schoedel & Schoedel

February 11, 2008
Spokane, Washington

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Net Capital			
Total stockholder's equity		$	30,891
Deductions and/or charges:			
Non allowable assets:			
Money market at clearing account	$ 300		
CDR account	305		
Furniture, equipment, net	5,598		
Total assets			6,203
Net Capital		$	24,688
Aggregate indebtedness			
Items included in balance sheet:			
Accounts payable and accrued expenses	27,981		
Total aggregate indebtedness		$	27,981
Computation of basic net capital requirement			
Minimum net capital required		$	1,865
Minimum net capital required to distribute equity		$	2,798
Minimum dollar net capital required of reporting broker		$	5,000
Net capital in excess of minimum dollar net captial required of reporting broker		$	19,688
Net capital in excess of net capital required		$	22,823
Net capital in excess of net captial required to distribute equity		$	21,890
Percentage: Aggregate indebtedness to net capital			113.34%

Schedule II
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2007)

Net capital, as reported in Part II (unaudited) Focus Report	$	25,385
Subsequent Adjustments		(697)
Net capital per above	$	24,688

See Independent Auditor's Report.

Schedule III

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Northwest Investment Advisors, Inc. is an introducing broker only, claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule V

Reconciliation of the Computation of Net Capital under Sec. 240.15c3-1
and the Computation for Determination of the Reserve Requirements
Under Exhibit A of Sec. 240.15c3-3
As of December 31, 2007

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(B), as noted in Schedule III above: All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

NORTHWEST INVESTMENT ADVIORS, INC.
Spokane, Washington

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Mr. Kevin King
Northwest Investment Advisors, Inc.

In planning and performing our audit of the financial statements of Northwest Investment Advisors, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 17c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHWEST INVESTMENT ADVIORS, INC.
Spokane, Washington

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE
(Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Schoedel & Schoedel

SCHOEDEL & SCHOEDEL
Certified Public Accountants, PLLC
February 11, 2008

END